P.E. 1/17/14

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





14005530

Received SEC
MAR 07 2014
Washington, DC 20549

March 7, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-7-14

John Schetz
Stericycle, Inc.
jschetz@stericycle.com

Re: Stericycle, Inc.
Incoming letter dated January 17, 2014

Dear Mr. Schetz:

This is in response to your letter dated January 17, 2014 concerning the shareholder proposal submitted to Stericycle by John Chevedden. We also have received a letter from the proponent dated February 14, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 7, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Stericycle, Inc.
Incoming letter dated January 17, 2014

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 15% of the company's outstanding common stock the power to call a special shareowner meeting.

There appears to be some basis for your view that Stericycle may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Stericycle to amend Stericycles' governing documents to allow shareholders who have maintained a net long position of at least 25% of Stericycle's outstanding common stock for at least one year to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Stericycle directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Stericycle omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 14, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Stericycle, Inc. (SRCL)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the vague January 17, 2014 no action request. According to the January 17, 2013 company letter the board has approved absolutely nothing related to the topic of this proposal. Based on the January 17, 2013 company letter the board could eventually decide to only change the bylaws which could then make the bylaws inconsistent with the certificate of incorporation.

In an attempt to avoid this shareholder proposal the company claims it will adopt a vague and potentially incomplete proposal regarding a shareholder right to call a special meeting. The purported vague company plan provides no protections for shareholders. For instance protections to prevent management from having excessive influence in determining whether the burdensome 25% net long threshold is met to call a special meeting.

The board may potentially be able to arbitrarily declare that the burdensome 25% net long threshold had not been met. And no protection that any detailed information will be given to shareholders if there is a determination that the burdensome 25% net long threshold is not met. There is not even a provision for shareholders to be notified whether their shares were counted as valid after being submitted to call a special meeting.

The company does not disclose whether it will additionally bundle defensive management rules and restrictions into whatever action it takes related to the topic of this proposal that will give shareholders only a meaningless pop-up window to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: John Schetz <JSchetz@stericycle.com>

[SRCL: Rule 14a-8 Proposal, December 1, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance and environmental performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for accounting and D for our board. Four directors had 15 to 24-years long-tenure which detracts from director independence: Rod Dammeyer, Mark Miller, Jack Schuler and John Patience. It was particularly egregious that Mr. Schuler had long-tenure because he was our Lead Director. Three directors served on 3 company boards each which can be an indication of over-commitment: Jonathan Lord, Thomas Brown and William Hall. Directors with 15 to 24-years long-tenure made up 75% of our nomination committee. Directors Jonathan Lord, Ronald Spaeth and Thomas Brown did not own stock.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*



Stericycle
Protecting People. Reducing Risk.

Rule 14a-8(i)(9)

January 17, 2014

By email: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stericycle, Inc. –
Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am writing on behalf of Stericycle, Inc. ("Stericycle" or the "Company") to request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action if, pursuant to Rule 14a-8(i)(9) under the Securities Exchange Act of 1934 ("Rule 14a-8(i)(9)"), Stericycle excludes the shareholder proposal submitted by John Chevedden from the proxy materials for its 2014 annual meeting of stockholders (the "Proxy Materials") to be held on May 21, 2014 (the "Annual Meeting").

As required for exclusion under Rule 14a-8(i)(9), Mr. Chevedden's proposal, described below, "directly conflicts" with one of Stericycle's own proposals to be submitted to shareholders at the Annual Meeting.

In accordance with Rule 14a-8(j)(1), this request is being submitted no later than 80 calendar days before Stericycle anticipates filing its definitive proxy statement and form of proxy with the Commission for the Annual Meeting.

Chevedden Proposal

On December 1, 2013, Stericycle received a shareholder proposal from Mr. John Chevedden (the "Chevedden Proposal").

The Chevedden Proposal relates to the ability of the Company's stockholders to call a special meeting of stockholders. The Chevedden Proposal reads as follows (omitting the supporting statement):

Special Shareowner Meetings

> Resolved, Shareholders ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareholders but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

The complete text of the Chevedden Proposal and a copy of Mr. Chevedden's cover letter to Stericycle are provided in the attached **Exhibit A.** In accordance with question and answer G of Staff Legal Bulletin No. 14C, copies of other correspondence that Stericycle has exchanged with Mr. Chevedden relating to his Proposal are provided in the attached **Exhibit B.**

Company Proposal

Stericycle's bylaws currently authorize its chairman of the board of directors or president or the board of directors itself to call a special meeting of stockholders for any purpose or purposes. Stericycle intends to include in the Proxy Materials and to present at the Annual Meeting a proposal to extend this authorization to its stockholders.

More specifically, Stericycle's board of directors has determined that it will include a proposal (the "Company Proposal") in the Proxy Materials to amend Stericycle's certificate of incorporation and/or bylaws (pending a final decision by the board), to enable holders of at least 25% of the outstanding shares of Stericycle's common stock at the date of the request to call a special meeting of stockholders for any purpose or purposes. Only stockholders holding a net long position in Stericycle shares for at least one year prior to the date of the request would be included for purposes of calculating whether the 25% threshold had been met.

Basis for Exclusion of Chevedden Proposal

Pursuant to Rule 14a-8(i)(9), Stericycle may exclude the Chevedden Proposal from the Proxy Materials because "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

Analysis

Rule 14a-8(i)(9) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

The Commission has stated that the shareholder proposal and the company proposal need not be "identical in scope or focus for the exclusion to be available" under Rule 14a-8(i)(9). SEC Release No. 34-40018, Note 27 (May 21, 1998). Instead, the focus should be on whether "inclusion of both proposals would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results." *See, e.g., Dover Corporation* (Dec. 5, 2013).

As noted, the Company Proposal would amend the Company's certificate of incorporation and/or bylaws (pending a final determination by the Company's board of directors), to enable holders of at least 25% of the outstanding shares of the Company's common stock at the date of the request to call a special meeting of stockholders. Only stockholders holding a net long position in Stericycle shares for at least one year prior to the date of the request would be included for purposes of calculating whether the 25% threshold had been met. The Chevedden Proposal seeks to have the Company's charter and bylaws amended to give holders of at least 15% of the Company's outstanding shares, regardless of the length of time that the holders have held their shares, the right to call a special meeting. Both proposals address the ability of stockholders to call a special meeting, but do so in a conflicting manner with regard to (i) the ownership threshold and (ii) the method of measuring ownership, and thus create the potential for inconsistent and ambiguous results.

The Staff has consistently permitted companies to exclude shareholder proposals under these same circumstances. In fact, the Staff has issued more than 20 no-action letters under Rule 14a-8(i)(9) in the last two years where a company proposal to give shareholders the right to call special meetings contained an ownership threshold that differed from the threshold contained in a shareholder proposal.

Many of these no-action letters are cited below. A substantial majority address company proposals requiring a 25% ownership threshold, as in the Company Proposal. In all cases, the "conflicting" shareholder proposals require a significantly lower ownership threshold, usually 10%. A substantial majority of the company proposals also specify that only shares held for a period of one year will be counted toward the ownership threshold, typically also requiring those shares to be held in a net long position.

See Dover Corporation (Dec. 5, 2013) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 25% ownership threshold); *AmerisourceBergen Corp.* (Nov. 8, 2013) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 25% ownership threshold); *Walt Disney Company* (Nov. 6, 2013) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 25% ownership threshold, including only those shares held in a net long position for at least one year); *The Western Union Co.* (Feb. 14, 2013) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 20% ownership threshold); *United Continental Holdings, Inc.* (Feb. 14, 2013) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 25% ownership threshold); *Advance Auto Parts, Inc.* (Feb. 8, 2013) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 25% ownership threshold, including only those shares held for at least one year); *American Tower Corporation* (Jan. 30, 2013) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 25% ownership threshold, including only those shares held in a net long position for at least one year); *Dominion Resources, Inc.* (Jan. 11, 2013) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a greater than one-third ownership threshold); *Norfolk Southern Corp.* (Jan. 11, 2013) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 20% ownership threshold); *Baxter International, Inc.* (Jan. 11, 2013) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 25% ownership threshold); *O'Reilly Automotive, Inc.* (Jan. 11, 2013) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 25% ownership threshold); *Alcoa Inc.* (Dec. 21, 2012) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 25% ownership threshold, including only those shares held in a net long position for at least one year); *The Coca Cola Co.* (Dec. 21, 2012) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 25% ownership threshold, including only those shares held in a net long position as of the date of the special meeting request); *Biogen Idec, Inc.* (Mar. 13, 2012) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 25% ownership threshold, including only those shares held in a net long position for at least one year); *McDonald's Corporation* (Feb. 1, 2012) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 25% ownership threshold, including only those shares held in a net long position for at least one year); *Flowserve Corporation* (Jan. 31, 2012) (permitting exclusion of a shareholder proposal to enable shareholders holding 10% ownership to call a special meeting because it would conflict with a management proposal for a 25% ownership threshold, including only those shares held in a net long position for at least one year).

As was the case in the no-action letters cited above and in numerous other no-action letters issued by the Staff, the Company Proposal and the Chevedden Proposal address the identical topic – the ability of the Company's stockholders to call a special meeting of stockholders – but with different ownership thresholds and methods of measuring ownership. The proposals directly conflict with each other in that Stericycle cannot establish an ownership threshold at both 10% and 25%. If both proposals were to be approved by the stockholders, Stericycle would be unable to determine which proposal should be implemented. Moreover, inclusion of both proposals in the Proxy Materials would present Stericycle's stockholders with a confusing choice in that some stockholders might support one of the proposals solely in preference to the other proposal, but would not vote for either proposal on an individual basis. These conflicting mandates, ambiguous voting results and potential for stockholder confusion are the very concerns that the exclusion under Rule 14a-8(i)(9) was designed to address.

Conclusion

Based on the foregoing analysis and Staff precedent, Stericycle requests confirmation that the Staff will not recommend enforcement action if, pursuant to Rule 14a-8(i)(9), Stericycle excludes the Chevedden Proposal from the Proxy Materials for the Annual Meeting.

In accordance with question and answer G of Staff Legal Bulletin No. 14C, I note that Mr. Chevedden's address, fax number and email address are as follows:

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

If you have any questions in connection with this submission, please contact me by telephone at (847) 607-2078 or by email at jschetz@stericycle.com.

Sincerely,



John Schetz
Senior Counsel

cc: Mr. John Chevedden (by email and UPS)

Exhibit A

Chevedden Proposal

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Mark C. Miller
Chairman of the Board
Stericycle, Inc. (SRCL)
28161 N. Keith Dr
Lake Forest, IL 60045
Phone: 847 367-5910
Fax: 847 367-9493

Rule 14a-8 Proposal

Dear Mr. Miller,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

cc: Frank J.M. ten Brink
Secretary
John Schetz <JSchetz@stericycle.com>
PH: 847.607.2078
FX: 866.677.1371

[SRCL: Rule 14a-8 Proposal, December 1, 2013]
4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance and environmental performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for accounting and D for our board. Four directors had 15 to 24-years long-tenure which detracts from director independence: Rod Dammeyer, Mark Miller, Jack Schuler and John Patience. It was particularly egregious that Mr. Schuler had long-tenure because he was our Lead Director. Three directors served on 3 company boards each which can be an indication of over-commitment: Jonathan Lord, Thomas Brown and William Hall. Directors with 15 to 24-years long-tenure made up 75% of our nomination committee. Directors Jonathan Lord, Ronald Spaeth and Thomas Brown did not own stock.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Personal Investing P.O. Box 770001
Cincinnati, OH 45277-0045


Fidelity

Post-it® Fax Note 7671	Date 12-11-13	# of pages ▶
To John Schetz	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 866-677-1371	Fax #	

December 11, 2013

John R. Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 70 shares of Fiserv Inc. (CUSIP: 337738108, trading symbol: FISV), no fewer than 300 shares of Chiquita Brands International, Inc. (CUSIP: 170032809, trading symbol: CQB) and no fewer than 50 shares of Stericycle Inc. (CUSIP: 858912108, trading symbol: SRCL) since September 1, 2012.

I can also confirm that according to our records Mr. Chevedden has continuously held no fewer than 40 shares of Alexion Pharmaceuticals Inc. (CUSIP: 015351109, trading symbol: ALXN) since November 8, 2012 and no fewer than 80 shares of Verisign Inc. (CUSIP: 92343E102, trading symbol: VRSN)) since November 27, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and a Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist
Our File: W522603-10DEC13

Fidelity Brokerage Services LLC, Member NYSE, SIPC

Exhibit B

Other Correspondence with Mr. Chevedden

Schetz, John

From: Schetz, John
Sent: Monday, December 02, 2013 5:48 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (SRCL)

Mr. Chevedden,

We have received your proposal. To confirm your eligibility to submit a proposal, could you kindly provide proof of your ownership of SRCL stock in accordance with Rule 14a-8(b)? You can direct your proof of ownership to me via email or fax using the number below.

Thanks very much.

John Schetz

John Schetz
Stericycle, Inc.
28161 N. Keith Drive
Lake Forest, Illinois 60045
t: 847.607.2078
f: 866.677.1371

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, December 01, 2013 10:57 PM
To: Schetz, John
Subject: Rule 14a-8 Proposal (SRCL)

Mr. Schetz,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Schetz, John

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 11, 2013 4:24 PM
To: Schetz, John
Subject: Rule 14a-8 Proposal (SRCL) nfn
Attachments: CCE00012.pdf

Mr. Schetz,
Attached is the rule 14a-8 proposal stock ownership letter.
Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing P.O. Box 770001
Cincinnati, OH 45277-0045



Post-it* Fax Note 7671	Date 12-11-13	# of pages ▸
To John Schetz	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 866-677-1371	Fax #	

December 11, 2013

John R. Chevedden
Via *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 70 shares of Fiserv Inc. (CUSIP: 337738108, trading symbol: FISV), no fewer than 300 shares of Chiquita Brands International, Inc. (CUSIP: 170032809, trading symbol: CQB) and no fewer than 50 shares of Stericycle Inc. (CUSIP: 858912108, trading symbol: SRCL) since September 1, 2012.

I can also confirm that according to our records Mr. Chevedden has continuously held no fewer than 40 shares of Alexion Pharmaceuticals Inc. (CUSIP: 015351109, trading symbol: ALXN) since November 8, 2012 and no fewer than 80 shares of Verisign Inc. (CUSIP: 92343E102, trading symbol: VRSN)) since November 27, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and a Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist
Our File: W522603-10DEC13

Fidelity Brokerage Services LLC, Member NYSE, SIPC

Schetz, John

From: Schetz, John
Sent: Thursday, December 12, 2013 3:37 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (SRCL) nfn

Mr. Chevedden,

Receipt confirmed. Thank you.

Regards,
John Schetz

John Schetz
Stericycle, Inc.
28161 N. Keith Drive
Lake Forest, Illinois 60045
t: 847.607.2078
f: 866.677.1371

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 11, 2013 4:24 PM
To: Schetz, John
Subject: Rule 14a-8 Proposal (SRCL) nfn

Mr. Schetz,
Attached is the rule 14a-8 proposal stock ownership letter.
Please acknowledge receipt.
Sincerely,
John Chevedden